U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM F-X

                 APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND
                                  UNDERTAKING


A.    Name of issuer or person filing ("Filer"): Vasogen Inc.

B.    This is [check one]:

      [X] an original filing for the Filer.

      [ ] an amended filing for the Filer.

C.    Identify the filing in conjunction with which this Form is being filed:

      Name of registrant:           Vasogen Inc.

      Form type:                    Form F-10

      File Number (if known):       (Not Available)

      Filed by:                     Vasogen Inc.

      Date Filed (if filed
      concurrently, so indicate):   December 21, 2005
                                    (concurrently with Form F-10)

D.    The Filer is incorporated or organized under the laws of Ontario and has its principal place of business at:

                  2505 Meadowvale Boulevard,
                  Mississauga Ontario
                  L5N 5S2
                  CANADA
                  (905) 817-2000

E. The Filer designates and appoints CT Corporation System ("Agent"), located at:

                  CT Corporation System
                  111 Eighth Avenue
                  New York, New York 10011
                  Telephone: (212) 894-8400
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as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

      (a) any investigation or administrative proceeding conducted by the Securities and Exchange Commission ("Commission"); and

      (b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-10 filed concurrently with this Form F-X or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F. The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the Filer has ceased reporting under the Securities Exchange Act of 1934. The Filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

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G.    The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form F-10; the securities to which the Form F-10 relates; and the transactions in such securities.

      The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Country of Canada, on this 21st day of December, 2005.


Filer:   Vasogen Inc.                      By:  /s/ Jacqueline Le Saux
                                                --------------------------------
                                                Name:  Jacqueline Le Saux
                                                Title: Vice-President, Corporate
                                                       & Legal Affairs

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      This statement has been signed by the following person in the capacity and on the date indicated.


                                             CT Corporation System
                                             As Agent for Service of Process for
                                             Vasogen Inc.


                                             By: /s/ Melissa Fox
                                                 ---------------------------
                                                 Name: Melissa Fox
                                                 Title:  Assistant Secretary

                                             Date: December 21, 2005